July 26, 2024

Christopher Ferris
President and CEO
FB Bancorp, Inc.
353 Carondelet Street
New Orleans, Louisiana 70130

        Re: FB Bancorp, Inc.
            Amendment No. 5 to Registration Statement on Form S-1
            Filed July 18, 2024
            File No. 333-277630
Dear Christopher Ferris:

       We have reviewed your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Form S-1
Risk factors, page 12

1. We note your disclosure in the third from last paragraph on page 35 that your that your average balance of loans held for investment during the six months ended June 30, 2024 increased by $114.3 million, or 19.6%, compared to June 30, 2023. We also note that the average balance of loans increased approximately 28.9% since December 31, 2022. In light of this, please include a new risk factor discussing the rapid increases in the loan portfolio and the fact that many of these loans are not seasoned enough to demonstrate any problems.
 July 26, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Katharine Garrett at 202-551-2332 or John Spitz at 202-551-3484 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Thomas P. Hutton